SECURITIES AND EXCHANGE COMMISISON

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

First Mariner Bancorp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

320795 10 7

(CUSIP Number)

D. Scott Freed, Esquire,

Whiteford, Taylor & Preston L.L.P.

Seven Saint Paul Street, Baltimore, Maryland 21202, (410) 347-8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2011

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of reporting persons I.R.S. Identification No. Of Above Person (entity Only) Edwin F. Hale, Sr.
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds* (see instructions) PF
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 2,226,518
	(8)	Shared voting power 0
	(9)	Sole dispositive power 2,226,518
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficiary owned by each reporting person 2,226,518
(12)	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
(13)	Percent of class represented by amount in Row (11) 11.6%(1)
(14)	Type of reporting person* IN

(1)	Based on 18,860,482 shares outstanding at September 30, 2011 and assumes the exercise of stock purchase warrants to acquire 325,203 shares held by the Reporting Person.

CUSIP No.	320795107

This Amendment No. 1 amends the Schedule 13D filed with the Securities and Exchange Commission on December 27, 1996 (the “Schedule 13D”), by and on behalf of Edwin F. Hale, Sr. (the “Reporting Person”) with respect to the Common Stock of First Mariner Bancorp, Inc. (“Issuer”). Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D. This Amendment No. 1 reports beneficial ownership of the Issuer’s Common Stock as of the close of business on December 28, 2011.

Item 5. Interest in Securities of the Issuer.

The information set forth in Item 5 is hereby amended and supplemented with the following:

(a) As of December 28, 2011, the Reporting Person beneficially owns 2,226,518 shares of the Common Stock of Issuer (the “Shares”), which includes 325,203 Shares issuable on the exercise of stock purchase warrants, and constitutes approximately 11.6% of the Common Stock of Issuer, as of December 28, 2011.

(b) The Reporting Person has sole voting and dispositive power with respect to all Shares he beneficiary owns.

(c) During the last sixty (60) days, the Reporting Person has engaged in the following transactions: (1) a disposition of 552,596 Shares in a private sale to an individual at a price of $0.02 per share on December 28, 2011 and (2) a disposition of 501,610 Shares in a private sale to an individual at a price of $0.02 per share on December 28, 2011.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: December 28, 2011

/s/ EDWIN F. HALE, SR.

Edwin F. Hale, Sr.